Linda Rockett | 617 348 4888 | lrockett@mintz.com	One Financial Center Boston, MA 02111 617-542-6000 617-542-2241 fax www.mintz.com

March 10, 2014

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 3561

Washington, D.C. 20549

Attention: Jeffrey Riedler, Assistant Director

Re:	Ruthigen, Inc.

Registration Statement on Form S-1

Filed February 24, 2014

File No. 333-19047

Ladies and Gentlemen:

We are submitting this letter on behalf of Ruthigen, Inc. (the “Company”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated March 6, 2014 (the “Comment Letter”) from Jeffrey P. Riedler, Assistant Director, to Hojabr Alimi, the Company’s Chief Executive Officer, relating to the above-referenced registration statement on Form S-1 of the Company filed with the Commission on February 24, 2014. In conjunction with this letter, the Company is filing Amendment No. 5 to the registration statement (“Amendment No. 5” and, as amended, the “Registration Statement”).

For convenient reference, we have set forth below in italics each of the Staff’s comments set forth in the Comment Letter and have keyed the Company’s responses to the numbering of the comments and the headings used in the Comment Letter. All of the responses are based on information provided to Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. by representatives of the Company. Where appropriate, the Company has responded to the Staff’s comments by making changes to the disclosure in the Registration Statement as set forth in Amendment No. 5. Page numbers referred to in the responses reference the applicable pages of Amendment No. 5.

We are providing by overnight delivery to each of Ibolya Ignat, Mark Brunhofer, Amy Reischauer, Daniel Greenspan and Jeffrey Riedler of the Staff one courtesy copy of this letter and Amendment No. 5 that have been marked to show changes from the filing of Amendment No. 4 to the Registration Statement on Form S-1 filed on February 24, 2014.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Boston | London | Los Angeles | New York | San Diego | San Francisco | Stamford | Washington

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

March 10, 2014

Cover Page Exhibit 5.1

1.	You appear to be registering the offer and sale of units consisting of one share of common stock and one Series A warrant. Please revise your fee table and the cover page to your prospectus to clarify that you are registering these units in addition to their component securities. In addition, please file a revised legal opinion that includes an opinion with respect to the units.

Response: In response to the Staff’s comment, the Company has revised the disclosure throughout the Registration Statement, including the fee table, prospectus and legal opinion, to refer to the offer and sale of units, in addition to the component securities.

Summary Financial Information, page 11

2.	Please tell us why you exclude the effect of the January 31, 2014 funding agreement with Oculus and your obligation to repay the amounts disclosed on page 21 from your “as adjusted” presentation. Please reference for us the authoritative literature you rely upon to support your position. In addition, please revise your footnote (1) disclosure to refer to your unit offering instead of referring to a sale of shares.

Response: The Company has amended its “as adjusted” presentation to reflect the full expenses related to the Company’s initial public offering, including all accounts payables and the payments due to Oculus upon the closing of the initial public offering, as more fully described on page 21 of Amendment No. 4 to Form S-1 filed on February 24, 2014 and will be described on pages 19-20 of Amendment No. 5. The payments include $916,000 owed in payables to Oculus and $430,000 in other offering-related accounts payables as of December 31, 2013, and an estimated $760,000 of expenses incurred for the quarter ending March 31, 2014, all of which the Company will repay Oculus from the proceeds of the offering.  The Company expects to raise $18.2 million in gross proceeds from its initial public offering, less approximately $1.5 million in underwriter’s commissions, $0.2 million in underwriter’s offering expenses, and $2.1 million in offering-related expenses, which include, among other items, all payables to Oculus, and which the Company anticipates will result in an estimated net proceeds to the Company of approximately $14.4 million, which is the amount consistently disclosed throughout the Registration Statement. In addition, the Company has revised the footnote disclosures related to the “as adjusted” presentation to refer to the units, consisting of one share of common stock and one Series A warrant.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

March 10, 2014

Capitalization, page 43

3.	Please revise your pro forma as adjusted presentation to give effect to your units offering. Your current discussion refers to a common stock offering without acknowledging the other elements of the units offered for sale.

Response: In response to the Staff’s comment, the Company has revised the pro forma “as adjusted” presentation to give effect to the issuance of (i) the shares of common stock included in the units, which would be the only additional shares of common stock outstanding immediately following the closing of the offering; (ii) the shares of common stock included in the units, which would be the only additional shares of common stock outstanding immediately following the closing of the offering, plus the shares of common stock issuable upon exercise of the Series A Warrants included in the units; and (iii) the shares of common stock included in the units, which would be the only additional shares of common stock outstanding immediately following the closing of the offering, plus the shares of common stock issuable upon exercise of the Series A Warrants included in the units, plus the shares of common stock issuable upon exercise of the Series B Warrants issuable upon exercise of the Series A Warrants. The Company has included additional disclosure that sets forth the conditions that would need to be met before the shares of common stock underlying the Series A Warrants and the Series B Warrants would actually be issued and impact the Company’s capitalization, including the receipt of additional proceeds, since the warrants are exercisable for cash.

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When appropriate, the Company will provide a written request for acceleration of the effective date of the Registration Statement and will include the requested “Tandy” language therein. The Company and the underwriters are aware of their respective obligations under Rules 460 and 461 regarding requesting acceleration of the effectiveness of the Registration Statement.

We hope that the above responses and the related revisions to the Registration Statement will be acceptable to the Staff. Please do not hesitate to contact me at 617-348-4888 or lrockett@mintz.com with any comments or questions regarding the Registration Statement and this letter. We thank you for your time and attention.

Sincerely,

/s/ Linda K. Rockett

Linda K. Rockett

cc:	Securities and Exchange Commission

Jeffrey Riedler, Assistant Director

Ibolya Ignat

Mark Brunhofer

Amy Reischauer

Daniel Greenspan

Ruthigen, Inc.

Hojabr Alimi, Chief Executive Officer
Sameer Harish, Chief Financial Officer

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Ivan K. Blumenthal, Esq.
Merav Gershtenman, Esq.

Ellenoff Grossman & Schole LLP

Joseph A. Smith, Esq.

Robert F. Charron, Esq.

Marcum LLP

Anthony Basile

Mitchell Watt